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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Matrix Bancorp, Inc.
(Name of Issuer)
Common Stock, Par Value $0.0001 per share
(Title of Class of Securities)
576819106
(CUSIP Number)
Norman Antin, Esq.
Patton Boggs LLP
2550 M Street, NW
Washington, DC 20037
202-457-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 9, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	576819106	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Guy A. Gibson

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		1,297,531

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,297,531

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,297,531

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

     Item 1. Security and Issuer
     The class of equity securities to which this statement relates is the common stock, par value $0.0001 per share (the “Common Stock”), of Matrix Bancorp, Inc. (the “Company”), located at 700 17th Street, Suite 2100, Denver, Colorado 80202.
     Item 2. Identity and Background.
     The name and business address of the person filing this statement is Guy A. Gibson, c/o Matrix Bancorp, Inc., 700 17th Street, Suite 2100, Denver, Colorado 80202. Mr. Gibson is the Chairman of the Board of Directors of the Company. During the past five years, Mr. Gibson has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Mr. Gibson is a citizen of the United States of America.
     Item 3. Source and Amount of Funds or Other Consideration
     Mr. Gibson has acquired beneficial ownership of 1,297,531 shares of Common Stock with personal funds and funds provided in part by a margin account loan from Bear Stearns, extended in the ordinary course of such firm’s business, in which Mr. Gibson margined shares of Common Stock. The margin agreement is attached hereto as Exhibit 1.
     Item 4. Purpose of Transaction
     All of the shares purchased by Mr. Gibson are for investment purposes. Mr. Gibson may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of Common Stock for investment or dispose of shares of Common Stock. As Chairman of the Board of Directors of the Company, Mr. Gibson may explore potential actions and transactions which may be advantageous to the Company, including but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, board of directors, management, dividends, policies, governing instruments, capitalization, securities or regulatory reporting obligations of the Company.
     Except as noted above or contained in public filings by the Company, Mr. Gibson has no plans or proposals which relate to or would result in:
(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
(e) any material change in the present capitalization or dividend policy of the Company;
(f) any other material change in the Company’s business or corporate structure;
(g) changes in the Company’s certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j) any action similar to any of those enumerated above.
     Item 5. Interest in Securities of the Issuer
     The aggregate number of shares of Common Stock beneficially owned by Mr. Gibson as of the date of this filing is 1,297,531 shares, representing 11.1% of the shares of Common Stock outstanding. Mr. Gibson has sole voting and dispositive power over all 1,297,531 shares of Common Stock.
     On December 9, 2005 Mr. Gibson purchased 147,656 shares of Common Stock in a private placement to accredited investors by the Company at a price of $19.00 per share.
     No person other than Mr. Gibson is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Gibson.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer
     There are no contracts, arrangements, undertakings or relationships (legal or otherwise) between Mr. Gibson and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the shares of Common Stock beneficially owned by Mr. Gibson are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares of Common Stock.
     Item 7. Material To be Filed as Exhibits.
     No.      Description
     1.      Customer Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2005	/s/ Guy A. Gibson
Guy A. Gibson